Tradeweb Direct LLC

(SEC I.D. NO. 8-52278)

Statement of Financial Condition as of December 31, 2025, and Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

PUBLIC
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Annual Reports

Form X-17A-5
Part III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC FILE NUMBER
8-52278

FILING FOR THE PERIOD BEGINNING	01/01/2025 MM/DD/YY	AND ENDING	12/31/2025 MM/DD/YY

A.   REGISTRANT IDENTIFICATION

NAME OF FIRM: **Tradeweb Direct LLC**

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   □ Security-based swap dealer   □ Major security-based swap participant

□ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

245 Park Avenue

(No. and Street)

New York	**NY**	**10167**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Pittinsky	**646-430-6092**	jonathan.pittinsky@tradeweb.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	**New York**	**NY**	**10012**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This filing** contains (check all applicable boxes):

X   (a) Statement of financial condition.

X   (b) Notes to statement of financial condition.

☐   (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐   (d) Statement of cash flows.

☐   (e) Statement of changes in stockholder's or partners' or sole proprietor's equity.

☐   (f) Statement of changes in liabilities subordinated to claims of creditors.

☐   (g) Notes to financial statements.

☐   (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐   (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐   (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐   (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐   (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐   (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐   (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐   (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐   (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

X   (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐   (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable (filed separately).

X   (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐   (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐   (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable (filed separately).

☐   (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐   (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐   (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Affirmation

I, Jonathan Pittinsky, affirm that, to the best of my knowledge and belief the financial report pertaining to the firm of Tradeweb Direct LLC, as of December 31, 2025, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jonathan Pittinsky
Chief Financial Officer

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Member of Tradeweb Direct LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tradeweb Direct LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 17, 2026

We have served as the Company's auditor since 2019.

Tradeweb Direct LLC
Statement of Financial Condition
December 31, 2025 (in thousands)

Assets		
Cash and cash equivalents	$	66,350
Accounts receivable, net of allowance for credit losses of $2		12,094
Deposits with clearing brokers		11,149
Receivable from affiliates		70
Other assets		262
Total assets	$	89,925
Liabilities and Member's Capital		
Liabilities		
Accounts payable and accrued liabilities	$	942
Accrued compensation		7,126
Payable to affiliates		13,801
Total liabilities		21,869
Member's capital		
Member's capital		68,056
Total liabilities and member's capital	$	89,925

The accompanying notes are an integral part of this financial statement.

1. Organization

Tradeweb Direct LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Municipal Securities Rulemaking Board ("MSRB"). The Company also relies on the Ontario Securities Commission International Dealer Exemption in the Canadian provinces of Ontario and Quebec, is registered as an exempt firm with the Netherlands Authority for the Financial Markets and is a Recognized Body of the Dubai Financial Services Authority. The Company operates an electronic trading system for its clients as a registered alternative trading system ("ATS").

The Company is a consolidated subsidiary of Tradeweb Markets LLC ("Markets") which is a consolidated subsidiary of Tradeweb Markets Inc. ("TWMI"). The Company's primary businesses are to operate, for its clients, a proprietary, internet-based bond trading platform (the "Tradeweb Direct" platform), dedicated to the market for fixed income securities and to maintain a riskless principal division, including retail and wholesale sectors, that provides execution services to dealers and institutional customers on a non-disclosed basis.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates and the difference may be material to the financial statement.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and highly liquid investments (such as short-term money market instruments) with remaining maturities at the time of purchase of less than three months.

Allowance for Credit Losses

The Company continually monitors collections and payments from its clients and maintains an allowance for credit losses. The allowance for credit losses is based on an estimate of the amount of potential credit losses in existing accounts receivable, as determined from a review of aging schedules, past due balances, historical collection experience and other specific account data. An analysis of the financial condition of the Company's counterparties is also performed. Aged balances that are determined to be uncollectible are written off against the allowance for credit losses.

Tradeweb Direct LLC
Notes to Financial Statement
December 31, 2025

Translation of Foreign Currency

Assets and liabilities denominated in currencies other than U.S. dollars are recorded in U.S. dollars at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities that are denominated in foreign currencies are then remeasured at the end of each reporting period at the exchange rate prevailing at the end of the reporting period.

Income Tax

The Company, together with Markets and other affiliates, is a multiple member limited liability company which is taxed as a partnership. As a partnership, Markets is subject to unincorporated business taxes on income earned, or losses incurred, in certain state and local jurisdictions. The taxable income or loss of the Company is also includable in the Federal and state income tax returns of Markets' individual members.

No income tax provision is required to be recorded by the Company as it is a disregarded entity for income tax purposes and therefore not subject to income tax. The tax effects of its income and losses accrue directly to Markets. The Company elected not to be allocated a share of the consolidated amount of current and deferred tax expense incurred by Markets. This election was made in order to simplify the Company's accounting for income taxes.

Stock-Based Compensation

The stock-based payments received by the employees of the Company are accounted for as equity awards. The Company measures and recognizes the cost of employee services received in exchange for awards of equity instruments based on their estimated fair values measured as of the grant date.

Fair Value Measurement

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the Company owns (long positions) are marked to bid prices, and instruments that the Company has sold, but not yet purchased (short positions) are marked to offer prices. Fair value measurements do not include transaction costs.

The fair value hierarchy under ASC 820, *Fair Value Measurement* ("ASC 820"), prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below.

Basis of Fair Value Measurement

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Tradeweb Direct LLC
Notes to Financial Statement
December 31, 2025

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Financial Instruments Measured at Fair Value

The Company's financial instruments measured at fair value on the statement of financial condition as of December 31, 2025, in thousands, have been categorized based upon the fair value hierarchy as follows:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets					
Cash equivalents - Money market funds	$ 57,500	$ 57,500	$ —	$ —	$ 57,500
	$ 57,500	$ 57,500	$ —	$ —	$ 57,500

The Company's money market funds are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

Tradeweb Direct LLC
Notes to Financial Statement
December 31, 2025

Financial Instruments Not Measured at Fair Value

The Company's financial instruments not measured at fair value on the statement of financial condition as of December 31, 2025, in thousands, have been categorized based upon the fair value hierarchy as follows:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets					
Cash	$ 8,850	$ 8,850	$ —	$ —	$ 8,850
Accounts receivable	12,094	—	12,094	—	12,094
Deposits with clearing organizations	11,149	11,149	—	—	11,149
	$ 32,093	$ 19,999	$ 12,094	$ —	$ 32,093

The carrying value of financial instruments not measured at fair value classified within level 1 or level 2 of the fair value hierarchy approximates fair value because of the relatively short-term nature of the underlying assets or liabilities.

Recent Accounting Pronouncements

In July 2025, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets ("ASU 2025-05"). ASU 2025-05 introduces a practical expedient for measuring expected credit losses that permits entities to assume that current conditions as of the balance sheet date do not change for the remaining life of current accounts receivable and current contract assets arising from revenue from contracts with customers. ASU 2025-05 is effective for the Company's fiscal year ending December 31, 2026. The guidance is to be applied on a prospective basis and early adoption is permitted. The Company does not expect the adoption of ASU 2025-05 to have a material impact on its financial statements.

In November 2024, FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 requires the disaggregation of certain costs and expenses in the notes to the financial statements to provide enhanced transparency into the expense captions presented on the face of the income statement. ASU 2024-03 is effective for the Company's fiscal year ending December 31, 2027. The guidance may be applied on a prospective or retrospective basis and early adoption is permitted. The Company is currently evaluating the impact of adopting this ASU on its financial statements.

Tradeweb Direct LLC
Notes to Financial Statement
December 31, 2025

3. Deposits With Clearing Brokers

Deposits with clearing brokers consists of a $11,149,000 deposit with Pershing BNY Mellon ("Pershing") through which the Company clears its trades relating to the riskless principal business. This deposit is covered under Proprietary Accounts of Brokers ("PAB") agreements with Pershing.

4. Stock-Based Compensation Plans

TWMI and Markets have stock incentive plans which provide for the grant of performance-based restricted share units that vest based on the financial performance of TWMI ("PRSUs"), restricted share units ("RSUs") and performance-based restricted stock units that vest based on market conditions ("PSUs"), to encourage employees of Markets and its subsidiaries and affiliates to participate in the long-term success of TWMI and Markets.

PRSUs are promises to issue actual shares of common stock and generally cliff vest on January 1 of the third calendar year from the calendar year of the date of grant. The fair value of PRSUs is calculated on the grant date using the stock price of TWMI's Class A common stock. The number of shares a participant will receive upon vesting is determined by a performance modifier, which is adjusted as a result of the financial performance of TWMI. For PRSU awards granted during 2025 and 2024, the financial performance of TWMI will be determined based on the compound annual growth rate over a three-year performance period beginning on January 1 in the year of the grant. For PRSU awards granted during 2023 and prior, the financial performance of TWMI was determined based on the financial performance of TWMI in the grant year, and any earned awards that remain outstanding are subject to time-based vesting conditions. The performance modifier can vary between 0% (minimum) and 250% (maximum) of the target (100%) award amount for awards granted during 2025, 2024 and 2023. PRSUs granted during 2022 had a 200% maximum performance modifier.

RSUs are promises to issue actual shares of common stock at the end of a vesting period. RSUs generally vest one-third each year over a three-year period. The grant date fair value of RSUs is determined using the stock price of TWMI's Class A common stock.

PSUs are promises to issue actual shares of common stock and cliff vest on January 1 of the third calendar year from the calendar year of the date of grant. The number of shares a participant will receive upon vesting is determined by a performance modifier, which is adjusted as a result of TWMI's total shareholder return over a three-year performance period. The performance modifier can vary between 0% (minimum) and 250% (maximum) of the target (100%) award amount. The grant date fair value of PSUs, determined using a Monte Carlo simulation model.

5. Net Capital Requirements

The Company conducts municipal securities brokers' broker activities and, as such, is subject to SEC Rule 15c3-1(a)(8)(iii) which requires a minimum net capital of $150,000, or 6 2/3% of aggregate indebtedness. The Company conducts riskless principal trading and operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

With respect to the name give up trading activity conducted across the Tradeweb Direct platform, the Company (1) does not carry accounts of or for customers; and (2) does not carry PAB accounts (as defined in SEC Rule 15c3-3). Therefore, in light of Footnote 74 of the 2013 Release adopting amendments to SEC to Rule 17a-5 and SEC guidance provided on July 1, 2020, the Company is considered a Non-Covered Firm.

Tradeweb Direct LLC
Notes to Financial Statement
December 31, 2025

At December 31, 2025, the Company had net capital of approximately $54,480,000 which exceeded its requirement of $1,458,000 by $53,022,000. The Company's ratio of aggregate indebtedness to net capital was 0.4 to 1.

6. Related Party Transactions

The Company reimburses Markets and certain subsidiaries of Markets for expenses paid on its behalf for various services including compensation related expenses such as payroll and non-compensation related expenses such as marketing, professional fees, communications, data costs, costs related to the Tradeweb Direct platform and certain other administrative services under an expense sharing agreement.

The Company collects trading proceeds and pays clearing costs on behalf of the Company's affiliate, Tradeweb LLC ("TW LLC"), and remits these net fees to its affiliate. Also, TW LLC may collect some transaction fees from customers for transactions executed on the Tradeweb Direct platform and remit these fees to the Company.

The Company collects trading proceeds and pays clearing costs on behalf of the Company's international affiliate, Tradeweb Europe Limited ("TWEL"), and remits these net fees to its international affiliate.

The Company invoices customers and collects fees on behalf of certain affiliates.

Activities of the Company are substantially governed by Markets who provides ongoing administrative and financial support. Therefore, the Company's financial condition and results of operations may not necessarily be indicative of those which would have resulted if the Company had been operated as an unaffiliated company.

7. Credit Risk

Cash and cash equivalents includes cash and highly liquid investments held by a limited number of global financial institutions, including cash amounts in excess of federally insured limits. To mitigate this concentration of credit risk, the Company invests through high-credit-quality financial institutions, monitors the concentration of credit exposure of investments with any single obligor and diversifies as determined appropriate.

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers and broker-dealers. At December 31, 2025, the Company maintained an allowance for credit losses of $2,000 with regard to these receivables.

8. Indemnifications

In the normal course of business, the Company, as an introducing broker, executes transactions on behalf of or with clients of the Company, which are cleared by a clearing broker. As between the Company and the clearing broker, the Company is responsible for losses that may result from the clearing broker's rejection, reversal or cancellation of a transaction. If there are temporary errors or delays in the processing or settlement of transactions, the clearing broker may require, usually with two business days notice, that the Company provide cash deposits until the errors are resolved. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing broker for the customer accounts at December 31, 2025.

In the normal course of business, the Company enters into agreements with its customers which provide the customers with indemnification rights, including in the event that the Tradeweb Direct platform

infringes upon the intellectual property or other proprietary rights of a third party. The Company's exposure under these agreements is unknown as this would involve estimating future claims against the Company which have not yet occurred. However, based on its experience, the Company expects the risk of a material loss to be remote.

9. Segment Information

Operating segments are defined as components of an entity for which separate discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (the "CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's CODM is the Chief Executive Officer ("CEO") of TWMI.

The CEO of TWMI manages TWMI on a consolidated basis as one operating segment and one reporting unit because of the integrated nature of the activities across the various U.S. broker-dealers, internationally regulated entities and other subsidiaries through which it conducts its global business. As a result, for purposes of these financial statements, the Company is also considered one operating segment and one reporting unit whose operations are derived substantially all in the United States of America.

10. Subsequent Events

There were no subsequent events requiring adjustment to the financial statement or disclosure through February 17, 2026, the date that the Company's financial statement was issued.